SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39255

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International General Insurance Holdings Ltd.
(Translation of Registrant’s name into English)

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74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K, including Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-254986) and Form S-8 (File No. 333-238918) of International General Insurance Holdings Ltd. (including the prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT

Exhibit Number	Exhibit Description
99.1	Press release dated July 28, 2023 – IGI Announces Commencement of an Offer to Purchase and Consent Solicitation Relating to its Warrants

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.
Date: July 28, 2023	By:	/s/ Pervez Rizvi
	Name:	Pervez Rizvi
	Title:	Chief Financial Officer